MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER OF 2018

The following management’s discussion and analysis (“MD&A”), which is dated as of November 28, 2018, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the three and nine-month periods ended September 30, 2018 as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine-month periods ended September 30, 2018 (the “Interim Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2017. As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey), the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; and the other risks disclosed under the heading "Risk Factors" in the Company’s annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (which was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey. The Company is currently evaluating new business opportunities.

As described in the going concern note to the Interim Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Interim Financial Statements.

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn$0.05 per unit for gross proceeds of Cdn$500,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the said units issued under the financing.

In June 2018, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.05 per Offered Share for gross proceeds of Cdn$400,000. Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased all of the Offered Shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$200,000. Directors and officers of the Company purchased 3,075,000 of the shares issued under this financing.

Results of Operations

For the three and nine-month periods ended September 30, 2018, the Company reported a net loss of $84 ($0.00 per share) and net income of $45,159 ($0.00 per share) respectively, as compared to a net loss of $58,992 ($0.00 per share) and $165,905 (0.00 per share) during the three and nine months ended September 30, 2017. During the three and nine-month periods ended September 30, 2018, variances in expenses occurred in the expense categories described below as compared to the corresponding periods in 2017.

Professional fees
Professional fees decreased to $813 and $1,686 during the respective three and nine-month periods ended September 30, 2018, compared to $5,617 and $23,709 incurred during the corresponding periods in 2017. The higher costs in 2017 as compared to 2018 were mainly due to higher legal fees in 2017.

Canadian dollar common share purchase warrants
Canadian dollar common share purchase warrants value increased by a gain of $51,900 and a gain of $249,117 during the three and nine-month periods ended September 30, 2018, compared to $nil incurred during the corresponding periods in 2017. The gains are related to the fair value adjustments for the derivative instruments.

Management fees
During the three and nine months ended September 30, 2018, the Company incurred $27,608 and $84,031 respectively in consulting fees for Arnold T. Kondrat, who is a director, Chief Executive Officer and President of the Company, compared to $28,366 and $81,116 incurred during the same respective periods of 2017.

General and administrative
General and administrative expenses increased to $23,795 and $118,841 during the respective three and nine-month periods ended September 30, 2018 compared to $19,317 and $43,744 incurred during the respective corresponding periods in 2017. The expense items listed below are included in general and administrative expenses:

Travel and promotion
The Company incurred travel and promotion expenses of $1,124 and $1,922 during the respective three and nine-months ended September 30, 2018, compared to $nil during the respective three and nine-month periods ended September 30, 2017. The small increase in travel and promotion expenses is a result of increased activity for the Company during the first quarter of 2018.

Employee benefits
The Company employee benefits expense increased to $7,848 and $23,794 during the respective three and nine-month periods ended September 30, 2018, compared to $7,952 and $9,047 incurred during the corresponding periods in 2017 due to increased personnel being paid out of the Toronto office.

Other
Other general and administrative expenses incurred during the three and nine-month periods ended September 30, 2018 include shareholder information expenses of $12,973 and $35,029 respectively (three and nine-months ended September 30, 2017 – $11,862 and $28,494 respectively). They also include rent expense of $8,464 and $41,720 for the three and nine-month periods ended September 30, 2018 respectively ($ nil for the three and nine-months ended September 30, 2017) as well as other office and sundry expenses of $9,552 and $18,723 for the respective three and nine months ended September 30, 2018 (three and nine-months ended September 30, 2017 – $2,136 and $4,681 respectively).

Foreign exchange gain/loss
The Company recorded a foreign exchange gain of $16,166 and $2,602 during the respective three and nine-month periods ended September 30, 2018 compared to a foreign exchange gain of $743 and loss of $6,338 during the corresponding periods in 2017, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the forth quarter of fiscal 2016 to the third quarter of fiscal 2018. This financial information has been prepared in accordance with US Generally Accepted Accounting Principles (“US GAAP”). The Company’s presentation and functional currency is the United States dollar.

	2018	2018	2018	2017
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net income (loss) from continuing operations	$ (84)	$ (98,625)	$ 143,868	$ (153,116)
Net income (loss) from continuing operations per share	$ (0.00)	$ (0.00)	$ 0.01	$ (0.00)
Net income (loss)	$ (84)	$ (98,625)	$ 143,868	$ (148,985)
Net income (loss) per share	$ (0.00)	$ (0.00)	$ 0.01	$ (0.00)

	2017	2017	2017	2016
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Net income (loss) from continuing operations	$ (53,351)	$ (55,878)	$ (39,515)	$ (49,777)
Net income (loss) from continuing operations per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Net income (loss)	$ (58,992)	$ (61,697)	$ (45,216)	$ (64,084)
Net income (loss) per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The Company reported a net loss of $84 during the third quarter of 2018 compared to a net loss of $98,625 for the second quarter of 2018. The change in results was related mainly to a gain of $51,900 on the fair value adjustment of the common share purchase warrants on September 30, 2018 compared to a loss of $15,357 recorded during the second quarter of 2018.

The Company reported a net loss of $98,625 during the second quarter of 2018 compared to net income of $143,868 for the first quarter of 2018. The change in results was related mainly to a loss of $15,357 on the fair value adjustment of the common share purchase warrants on June 30, 2018 compared to a gain of $212,574 recorded during the first quarter of 2018.

The Company reported net income of $143,868 during the first quarter of 2018 compared to a net loss of $153,116 incurred during the fourth quarter of 2017. The net income was mainly due to a gain of $212,574 on the fair value adjustment of the common share purchase warrants on March 31, 2018.

The Company reported a net loss of $153,116 during the fourth quarter of 2017 compared to a net loss of $53,351 incurred during the third quarter of 2017. The increase in net loss was mainly due to the recording of the fair value loss of $33,973 on common share purchase warrants issued during the quarter as well as to an increase in professional fees relating to year-end audit work.

The Company reported a net loss of $53,351 during the third quarter of 2017 compared to a net loss of $55,878 incurred during the second quarter of 2017. The decrease in net loss was mainly due to a decrease in professional fees which were $5,617 during the third quarter of 2017 compared to $13,223 during the second quarter of 2017. The decrease in professional fees was partially offset by an increase in general and administrative expenses which were $21,305 during the third quarter of 2017 compared to $18,446 incurred during the second quarter of 2017.

The Company reported a net loss of $55,878 during the second quarter of 2017 compared to a net loss of $39,515 incurred during the first quarter of 2017. The increase in net loss was partly due to an increase in professional fees which were $13,223 during the second quarter of 2017 compared to $4,869 during first quarter of 2017. The increase in net loss was also partly due to an increase in general and administrative expenses which were $18,446 during the second quarter of 2017 compared to $9,967 incurred during the first quarter of 2017.

The Company reported a net loss of $39,515 during the first quarter of 2017 compared to a net loss of $49,777 during the fourth quarter of 2016. The decrease in net loss was mainly due to lower professional fees of $4,869 during the first quarter of 2017 compared to $29,975 during the fourth quarter of 2016.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at September 30, 2018 was $41,629 compared to $66,938 as at December 31, 2017. The decrease was due to operating expenses incurred during the nine-month period ended September 30, 2018.

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn$0.05 per unit for gross proceeds of Cdn$500,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the said units issued under the financing.

In June 2018, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.05 per Offered Share for gross proceeds of Cdn$400,000. Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased all of the Offered Shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$200,000. Directors and officers of the Company purchased 3,075,000 of the shares issued under this financing.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

Due to the discontinuance of the Turkey operation in the fourth quarter of 2017, exploration and evaluation expenditures are $nil for the three and nine-months ended September 30, 2018. For the three and nine-months ended September 30, 2017 the exploration and evaluation expenditures were $5,796 and $17,521 respectively.

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0008 per share. As at November 28, 2018, the Company had outstanding 33,906,742 common shares, 5,000,000 common share purchase warrants and 93,750 stock options.

Related Party Transactions

As of September 30, 2018, an amount of $59,427 (December 31, 2017 - $243,207) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances.

As of September 30, 2018, an amount of $10,485 (December 31, 2017 – $10,485) was owed to Kuuhubb Inc., a company with a common director, for the payment of general and administrative expenses by Kuuhubb Inc.

As of September 30, 2018, an amount of $156,830 (December 31, 2017 - $145,325) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing and measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

During 2018, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

Accounting Standard Update (“ASU”) No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This standard update did not have any material impact on the Company’s interim condensed consolidated financial statements.

ASU No. 2017-09, “Compensation – Stock Compensation (Topic 718): scope modification accounting”. This new standard and change did not have any material impact on the Company’s interim condensed consolidated financial statements.

Accounting Pronouncements Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2018. Updates that are not applicable or are not consequential to the Company have been excluded.

In February 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-03, “Technical Correction and Improvement to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities , which retained the current framework for accounting for financial instruments in generally accepted accounting principles (GAAP) but made targeted improvements to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. In addition to amending Topic 825, Financial Instruments, the FASB added Topic 321, Investments—Equity Securities, and made a number of consequential amendments to the Codification. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018. Early adoption is permitted. The Company did not implement early adoption and is currently evaluating its impact on the consolidated financial statements.

In June 2018, FASB issued ASU 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”. The amendments in this ASU expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606 Revenue from Contract with Customers. The Company is currently evaluating its impact on the consolidated financial statements.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements include the following:

Mineral properties and exploration costs

Exploration costs pertaining to any mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the third quarter of 2018.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil as at September 30, 2018.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At September 30, 2018, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 8(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at September 30, 2018, all options previously granted have vested.

Fair value of financial instruments

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are remeasured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. For 2017 and the first nine months of 2018, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

At September 30, 2018, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2018. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at September 30, 2018.

Canadian
Dollar
Cash	$53,209
Prepaids and advances	-
Accounts payable	(28,989)
Accrued liabilities	-
Total foreign currency working capital	24,220
US$ exchange rate at September 30, 2018	0.7725
Total foreign currency net working capital in US$	18,710
Impact of a 10% strengthening of the US$ on net income (loss)	1,871

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Disclosure of Fair Value of Financial Assets and Liabilities

At September 30, 2018, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of common shares purchase warrants liability (note 8d of the Interim Financial Statements) would be in the hierarchy as follows:

30-Sep-18

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$118,965	-

31-Dec-17

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$368,082	-

Other Risks and Uncertainties

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (which was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey. The Company is currently evaluating new business opportunities. As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.

While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms. Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction. The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).